UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 19, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty Sixth Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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ÍNDICE

INDEX

01 | ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2025

02 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

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TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND 2024

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2025 and December 31, 2024, and for the three-month periods ended March 31, 2025 and 2024. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV.

The condensed interim consolidated financial statements of the Company for the three-month periods ended March 31, 2025, 2024, 2023, 2022 and 2021 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.A.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2024.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

(0) Not covered by Auditor’s Limited Review of Interim Financial Information, except for items 3, 4, 5 and 7.

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(0) Not covered by Auditor’s Limited Review of Interim Financial Information, except for items 3, 4, 5 and 7.

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1.Analysis of consolidated results of operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2025 (“1Q2025”) and March 31, 2024 (“1Q2024”):

Activities of the Company in 1Q2025 and 1Q2024

Revenues

Total revenues for 1Q2025 increased by Ps. 24,832 million compared to 1Q2024, mainly as a result of the increase in revenues from the Natural Gas Transportation, partially offset by the decline in revenues from the Liquids Production and Commercialization and Midstream segments.

Natural Gas Transportation

During 1Q2025 revenues from the Natural Gas Transportation business segment accounted for 47% of tgs total revenues (11% for 1Q2024). Of the total revenues in this business segment, 80% (75% for 1Q2024) corresponded to firm contracted capacity services.

Revenues from the Natural Gas Transportation segment during 1Q2025 reached Ps. 152,035 million (Ps. 32,643 million in 1Q2024). The increase of Ps. 119,392 million is due to the positive impact of transitional tariff increases received during 2024.

It is worth noting that the operation of this business segment was partially affected by the climatic event that occurred at the Cerri Complex. However, there was no impact on revenues between March 7 and March 24, 2025. For further details, refer to Note 24 – Climatic Event at the General Cerri Complex in the condensed interim consolidated financial statements.

Liquids Production and Commercialization

During 1Q2025, revenues for this business segment represented 34% of total revenues (67% for 1Q2024).

Revenues from this business segment amounted to Ps. 111,070 million in 1Q2025 (Ps. 88,753 million lower than in 1Q2024). The negative effect was mainly due to the decrease in: (i) dispatched tons, (ii) the real exchange rate, and (iii) the price of ethane. These effects were partially offset by the positive variation in international reference prices.

Total volumes dispatched recorded a decrease of 27% or 79,970 tons compared to 1Q2024.

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The decrease in volumes sold was mainly due to the impact of the climatic event that occurred on March 7, 2025, when unprecedented heavy rainfall caused the overflow of the Saladillo García stream, which flooded the Cerri Complex and consequently halted the production of liquids and partially affected the natural gas transportation service.

Regarding the Liquids Production and Commercialization business segment, at the Cerri Complex, liquids production was interrupted from March 7, 2025, until mid-April. At that time, prioritizing operational safety, the reactivation of production began partially and gradually. This process was possible as infrastructure issues were resolved.

For more information see “Note 24 - Climatic Event at the General Cerri Complex" in the condensed interim consolidated financial statements.

Midstream

Midstream revenues decreased by Ps. 5,807 million in 1Q2025 compared to the same period in 2024. This decrease is due to the negative variation in the real exchange rate, an effect that was partially offset by higher natural gas transportation and conditioning services in Vaca Muerta.

Net cost of sales and administrative and selling expenses

Net cost of sales, administrative and selling expenses corresponding to 1Q2025 decreased by Ps. 27,054 million. This variation is mainly due to the decrease in the cost of natural gas processed at the Cerri Complex (primarily due to a decrease in price, measured in constant Argentine pesos). This effect was partially offset by the increase in repair and maintenance expenses and depreciations.

The following table shows the main components of operating costs, administrative and selling expenses and their main variations for 1Q2025 and 1Q2024:

Other operating results, net

Other operating results, net experienced a loss of Ps. 13,615 million compared to Ps. 1,007 million in 1Q2024. The negative variation is mainly due to the loss recorded for Ps. 14,058 million in expenses and provisions for impairment of materials and other PPE items (the latter for Ps. 10,904 million) related to the climatic event that occurred on March 7, 2025, at the General Cerri Complex.

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Financial results

Financial results for 1Q2025 experienced a negative effect of Ps. 17,750 million compared to the same period in 2024. The breakdown of the financial results is as follows:

This negative variation is mainly due to the lower positive financial results recorded by financial assets due to the decrease in yields obtained and the higher negative loss on net monetary position. These effects were partially offset by the higher net negative foreign exchange loss.

2. Liquidity

The Company’s primary sources and application of funds during 1Q2025 and 1Q2024 were the following:

During 1Q2025, increase in cash and cash equivalents was negative by Ps. 13,809 million.

Cash Flows provided by operating activities amounted to Ps. 149,329 million. This cash flow is Ps. 74,181 million higher than that provided in 1Q2024 due to the lower working capital. This effect was partially offset by higher interest paid.

Meanwhile, cash flow used in investing activities amounted to (Ps. 162,483) million, resulting in Ps. 145,761 million higher than the cash flow used in 1Q2024 due to payments for placements of funds not considered cash equivalents according to IFRS Accounting Standards. This effect was partially offset by lower payments for the acquisition of PPE.

Finally, cash flow used in financing activities during 1Q2025 amounted to Ps. 655 million, while during 1Q2024, cash flow used in financing activities amounted to Ps. 7,670 million.

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3. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of March 31, 2025 and December 31, 2024, 2023, 2022 and 2021:

4. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the three-month periods ended March 31, 2025, 2024, 2023, 2022 and 2021:

5. Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the three-month periods ended March 31, 2025, 2024, 2023, 2022 and 2021:

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6. Statistical Data (Physical units)

7. Comparative Ratios

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8. tgs share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2025	2024	2023	2022	2021
January	6,750.00	3,798.35	830.00	225.00	151.65
February	6,060.00	2,779.95	834.55	232.60	138.85
March	6,950.00	3,279.35	824.75	262.80	139.10
April	6,040.00	3,862.20	1,037.90	262.35	139.35
May		4,900.00	1,201.15	282.15	152.20
June		5,164.75	1,414.60	260.50	156.65
July		4,550.00	1,362.95	349.65	159.05
August		4,995.00	1,980.00	393.50	193.25
September		4,550.00	1,700.00	462.50	192.00
October		5,300.00	1,751.70	536.75	217.30
November		6,600.00	2,410.00	650.00	184.55
December		7,020.00	2,956.15	812.90	181.10

9. Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

Continuing our growth plan in the area, we expect to keep developing business opportunities that allow us to generate value for producers in the Vaca Muerta area and enhance Argentina's energy development.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we will continue to prudently manage our funds in order to preserve our shareholders´ value given the volatile macroeconomic context in which our activities will be carried out.

As regards their daily operations, tgs will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, May 8, 2025.

          Luis Fallo

                Chairman

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Stated in thousands of pesos as described in Note 3)

Notes	03/31/2025	12/31/2024
ASSETS			
Non-current assets			
Property, plant and equipment	13	2,583,578,733	2,589,239,954
Investments in associates	10	1,398,546	1,330,330
Deferred income tax assets	15	-	5,335
Other receivables	9.a.	435,898	474,880
Total non-current assets		**2,585,413,177**	**2,591,050,499**
Current assets			
Other receivables	9.a.	54,783,519	56,247,097
Inventories		9,725,945	3,978,737
Trade receivables	9.b.	140,835,616	169,385,703
Contract assets		26,367	28,296
Financial assets measured at amortized cost	9.m.	285,240,927	294,884,023
Financial assets at fair value through profit or loss	9.n.	622,728,486	504,798,013
Cash and cash equivalents	9.c.	47,780,126	65,112,898
Total current assets		**1,161,120,986**	**1,094,434,767**
Total assets		**3,746,534,163**	**3,685,485,266**
EQUITY			
Common stock		801,826,515	801,826,515
Treasury shares		44,454,243	44,454,243
Cost of acquisition of treasury shares		(80,431,100)	(80,431,100)
Additional paid-up capital		(23,332,351)	(23,332,351)
Legal reserve		108,767,622	108,767,622
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		1,171,734,069	1,171,734,069
Accumulated retained earnings		509,234,906	401,883,457
Equity attributable to equity holders of the parent		**2,532,253,904**	**2,424,902,455**
Non-controlling interests		1,923	1,938
Total equity		**2,532,255,827**	**2,424,904,393**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	184,444,029	194,014,115
Contract liabilities	9.d.	119,451,928	121,289,146
Loans	14	519,240,102	544,705,631
Total non-current liabilities		**823,136,059**	**860,008,892**
Current liabilities			
Provisions	16	541,517	457,179
Contract liabilities	9.d.	7,316,360	8,102,136
Other payables	9.e.	315,678	264,890
Taxes payables	9.f.	7,939,195	11,696,790
Income tax payable		234,353,823	190,524,918
Payroll and social security taxes payable	9.o.	14,460,035	21,114,845
Loans	14	71,329,459	85,114,258
Trade payables	9.g.	54,886,210	83,296,965
Total current liabilities		**391,142,277**	**400,571,981**
Total liabilities		**1,214,278,336**	**1,260,580,873**
Total equity and liabilities		**3,746,534,163**	**3,685,485,266**

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Social Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

The Ordinary and Extraordinary General Shareholders’ Meeting held on April 30, 2025, approved the reduction of the Company’s share capital. For further information, see 'Note 26. Subsequent Events – Resolutions adopted by the Ordinary, Extraordinary and Special General Shareholders’ Meeting held on April 30, 2025 (the 'Meeting').

CIESA is under joint control of Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of March 31, 2025:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

CIESA
51%
PUBLIC OFFERING
44%
(FGS-ANSES: 24%,
BYMA: 8%, NYSE: 12%)
TREASURY SHARES
5%
tgs
Transportadora de Gas del Sur S.A. – Sucursal Dedicada 1 ("Dedicated Branch 1")
TELCOSUR S.A.
TGS 99.98%
Pampa Energía S.A. 0.02%
GAS LINK S.A.
TGS 49%
Shell Argentina S.A. 25.50%
Pan American Sur S.A. 20.40%
Wintershall Dea Argentina S.A. 5.10%
UT TGS-SACDE

Detailed data reflecting subsidiary control as of March 31, 2025, is as follows:

For consolidation purposes for the three-month period ended March 31, 2025, the financial statements of Telcosur have been used at those dates.

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

During the first quarter of 2025, the Argentine economy showed signs of recovery in a context of consolidation of economic policies aimed at stabilization and structural reforms.

The accumulated inflation in the first three months of the year was 8.57%, with a monthly increase of 3.7% in March, mainly driven by increases in the Education (21.6%) and Food and non-alcoholic beverages (5.9%) categories. In terms of economic activity, there was a 4.7% growth in the Gross Domestic Product (GDP) in the first quarter, with projections of acceleration in the second quarter.

On the international front, the Government reached an extended facilities agreement with the International Monetary Fund (IMF) for US$ 20 billion, with a 48-month term.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

This agreement, along with the funds obtained from multilateral organizations totaling US$ 23.1 billion, aims to support the next phase of the Argentine economic program focused on stabilization and reforms. This phase, announced on April 11, mainly includes: (i) the flexibilization of the exchange rate regime where the dollar exchange rate in the Free Exchange Market (MLC) can fluctuate within a moving band between $1,000 and $1,400, with the limits expanding at a rate of 1% per month, (ii) the elimination of the blend dollar scheme, (iii) the removal of exchange restrictions for individuals, (iv) authorization of the distribution of profits to foreign shareholders starting from the fiscal years beginning in 2025 (i.e., payments allowed from 2026 onward), and (v) the deadlines for the payment of foreign trade operations are relaxed.

The relaxations for the payment of foreign trade operations include:

•The 30-day waiting period from the customs entry of goods is eliminated.

•The deadline for the payment of services in cash from their provision is eliminated.

•The payment of services to related companies is allowed starting from 90 days after their provision.

•Small and medium-sized enterprises can pay from the dispatch of goods at the port of origin.

•Payments for the importation of capital goods are relaxed, now allowing a 30% advance payment.

Finally, on April 30, the Central Bank approved a new issuance of Bonds for the Reconstruction of a Free Argentina (BOPREAL) as a mechanism to solve the payment of existing debts in the Argentine private sector for due dividends. The total issuance amount is up to US$ 3 billion. The bonds will be denominated in US dollars and will accrue an annual interest rate of 3%, payable semi-annually. The principal will be amortized in a single payment in October 2028. The first auction is scheduled to start in mid-May.

Regarding monetary policy, the nominal anchor is reinforced by perfecting the monetary policy framework in which there is no issuance of pesos by the BCRA for financing the fiscal deficit or for the remuneration of its monetary liabilities.

Furthermore, on the international front, the United States government has taken a series of economic measures that marked a significant shift in trade and fiscal policy. Specifically, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective from April 5, 2025, as well as a higher and customized reciprocal tariff for those countries with which the United States maintains the largest trade deficits. Although certain energy products have been excluded, the effect of these measures on economic growth and global trade remains uncertain, and could disrupt international trade flows and increase operational costs for companies that rely on international supply chains.

Likewise, the Company's management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the three-month periods ended March 31, 2025 and 2024 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

References in these financial statements to "tgs" or the "Company" refer to Transportadora de Gas del Sur S.A. and its consolidated subsidiary Telcosur.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on May 8, 2025, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2024, issued on February 27, 2025.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS Accounting Standards") issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these Condensed Interim Consolidated Financial Statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS Accounting Standards, particularly IAS 34.

The subsidiary that reflects tgs's corporate group as of March 31, 2025 is Telcosur.

For consolidation purposes for the three-month periods ended March 31, 2025 and 2024, Telcosur's financial statements have been used at those dates.

The condensed interim consolidated financial statements for the three-month periods ended March 31, 2025 and 2024 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the three-month periods ended March 31, 2025 and 2024, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiary.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of March 31, 2025, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

777/2018 of the CNV, using the BCRA's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 8.57% and 51.62% for the three-month periods ended March 31, 2025 and 2024, respectively.

Information comparability

The balances as of December 31, 2024 and March 31, 2024 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS Accounting Standards, which ended on December 31, 2024.

New accounting policies, amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2025:

•Amendments to IAS 21 – Lack of Exchangeability of Currencies.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2025, have not had an impact on the Company's condensed interim consolidated financial statements.

New standards, amendments, and interpretations issued but not yet effective for annual periods beginning on or after January 1, 2025, and not early adopted:

The CNV, through RG 972/2023, amended its Consolidated Text, establishing that early applications of IFRSs and/or their amendments are not admissible, except when specifically allowed at the time of adoption.

•IFRS Accounting Standard 18 – Presentation and Disclosure in Financial Statements

•IFRS Accounting Standard 19 – Subsidiaries without Public Accountability

•Amendments to IFRS Accounting Standards 9 and 7 – Classification and measurement of financial instruments

•Annual improvements to IFRS Accounting Standards – Volume 11 (includes IFRS Accounting Standards 1, 7, 9 and 10, and IAS 7)

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

In the Natural Gas Transportation segment, as mentioned in Note 19 to these Condensed Interim Consolidated Financial Statements, the Company concluded the Five-Year Tariff Review process (“5YTR”) after ENARGAS issued Resolution No. 256/2025 (the “Resolution 256”). This resolution not only defined the initial tariff increase but also the investment and expenditure plan for the period 2025-2030.

In this regard, the Company considered scenarios taking into account the current tariff regime and new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of March 31, 2025.

Additionally, as mentioned in "Note 24 – Climate Event at Cerri Complex", following the occurrence of the weather event mentioned therein, the Company evaluated the existence of impairment indicators.

The conclusion of these evaluations was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, compared to the last evaluation carried out as of December 31, 2024.

Based on the above, the Company did not identify the need to record any impairment of the PPE amounts.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Cash Flow Statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Non-cash investing and financing activities for the three-month periods ended March 31, 2025 and 2024 are presented below:

Note 14 to these Condensed Interim Consolidated Financial Statements includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting standard 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. The business segments are reported in a manner consistent with the information reviewed by the Company's Board of Directors, which is the decision-making body of the Company.

For management purposes, tgs is organized into four business segments based on the products and services it offers: : (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization business segment is regulated by the SE.

Detailed information on each business segment for the three-month periods ended March 31, 2025 and 2024 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of revenues from sales of goods and services by market and opportunity for the three-month periods ended March 31, 2025 and 2024 is as follows:

9.DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a) Other receivables

b) Trade receivables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c) Cash and cash equivalents

d) Contract liabilities

e) Other payables

f) Taxes payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g) Trade payables

h) Revenues

i) Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j) Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the three-month periods ended March 31, 2025 and 2024

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k) Net financial results

In accordance with IAS 29, the Company has opted to present the loss on net monetary position included in the financial results, and in a single line. The presentation made by the Company implies that the nominal magnitudes of the financial results have been restated by inflation. This means that the real magnitudes of the financial results are different from the components of the financial results previously presented.

l) Other operating results, net

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

m) Financial assets at amortized cost

n) Financial assets at fair value through profit or loss

o) Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.JOINT ARRANGEMENTS

The Company has a stake in UT SACDE. For more information, see “Note 23. – Associates and

Joint Agreement”. Given the degree of progress of the works carried out by the UT, as of March

31, 2025 and December 31, 2024, it does not record significant balances or operations.

12.SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of March 31, 2025 and December 31, 2024 comprise the following:

Loans are totally denominated in US dollars.

The activity of the loans as of March 31, 2025 and 2024 is the following:

During the three-month period ended March 31, 2025, the Company made repayments for bank loans for Ps. 480,448.

The maturities of current and non-current financial debt, net of issuance expenses, as of March 31, 2025 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

 Description of the Company's indebtedness as of March 31, 2025

Class 3 Notes (“2031 Notes”)

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued the 2031 Notes in accordance with the following characteristics:

The net proceeds from the 2031 Notes were US$ 483,688,800. The company used the proceeds to complete a tender offer and cancel the ON 2018.

Covenants

As of March 31, 2025, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

As of March 31, 2025, the Company and its subsidiary are in compliance with the covenants established in all of their financial debt.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Bank loans

The following table shows the details of other financial indebtedness as of March 31, 2025:

Currency	Amount	Interest rate	Expiration date
USD	25,712,122	5.55%	August 2025

All of these loans are guaranteed by time deposits included as “Financial Assets at Current Cost.”

In March 2022, the subsidiary Telcosur received a loan of US$ 24 million. On January 23, 2025, Telcosur managed the extension of the loan's maturity date. As of March 31, 2025, the main terms of this loan were:

Amount in US$	24,000,000
Interest rate	1.5% annual
Amortization date	July 28, 2025
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency(1)

(1)Included as “Non-current financial assets measured at amortized cost”.

15.INCOME TAX AND DEFERRED TAX

For the determination of the deferred and current income tax charge as of March 31, 2025, the Company has applied the progressive rate in force as stipulated in the current regulations.

Below is the breakdown of the income tax charge to results for the three-month periods ended March 31, 2025, and 2024:

The components of the net deferred tax assets and liabilities as of March 31, 2025 and 2024, is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.EVOLUTION OF PROVISIONS

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instruments categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2024.

The categories of financial assets and liabilities as of March 31, 2025 and December 31, 2024 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Mutual funds mainly invest in highly liquid instruments with low price risk.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of March 31, 2025:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of March 31, 2025, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at March 31, 2025, based on their quoted market price:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of March 31, 2025 and 2024 are detailed below:

03/31/2025				12/31/2024		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and cash equivalents	US$	6,975	1,071.00 (1)	7,469,732	US$	40,373	45,103,894
Financial assets at amortized cost	US$	266,331	1,071.00 (1)	285,240,927	US$	263,955	294,884,023
Financial assets at fair value through profit or loss (3)	US$	415,001	1,071.00 (1)	444,466,257	US$	319,182	356,582,853
Trade receivables	US$	42,580	1,071.00 (1)	45,603,180	US$	82,426	92,084,364
Total current assets	**US$**	**730,887**		**782,780,096**	**US$**	**705,936**	**788,655,134**
TOTAL ASSETS	**US$**	**730,887**		**782,780,096**	**US$**	**705,936**	**788,655,134**
CURRENT LIABILITIES							
Trade payables	US$	28,326	1,074.00 (2)	30,422,124	US$	37,510	42,027,452
	Euros	644	1,162.39 (2)	748,579	Euros	794	926,097
Loans	US$	66,415	1,074.00 (2)	71,329,459	US$	75,965	85,114,258
Total current liabilities	**US$**	**94,741**		**101,751,583**	**US$**	**113,475**	**127,141,710**
	Euros	**644**		**748,579**	**Euros**	**794**	**926,097**
NON CURRENT LIABILITIES							
Loans	US$	483,464	1,074.00 (2)	519,240,102	US$	486,156	544,705,631
Total non current liabilities	**US$**	**483,464**		**519,240,102**	**US$**	**486,156**	**544,705,631**
TOTAL LIABILITIES	**US$**	**578,205**		**620,991,685**	**US$**	**599,631**	**671,847,341**
	Euros	**644**		**748,579**	**Euros**	**794**	**926,097**

(1) Buy exchange rate at the end of 03/31/2025.
(2) Sell exchange rate at the end of 03/31/2025.
(3) Includes public and private debt bonds Dólar Linked for Ps. 204,630,963.

US$: United States of America dollars

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19.REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2024. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:

Natural gas transportation transitional tariff increase

During the first quarter of 2025 and as of the date of issuance of these Condensed Interim Consolidated Financial Statements, the Company received monthly tariff increases effective as of January 1, February 1 and March 6, 2025, and ENARGAS published new transitional tariff tables containing increases of 2.5%, 1.5% and 1.7% respectively.

5YTR Completion

On April 30, 2025, ENARGAS Resolution N° 256/2025 was published in the Official Gazette, establishing the conditions of the 5YTR that will be in force for the period 2025-2030.

This resolution establishes, among other issues, the capital base as of December 31, 2024, and the WACC discount rate (7.18% real after taxes) used to determine the initial rate schedule, including a weighted average rate increase of 3.67%, which will be effective in 31 equal and consecutive monthly installments starting in May 2025.

Although the resolution defines in its recitals that the macroeconomic indices to be used for the monthly tariff adjustment result from the equal combination of the CPI and the Wholesale Domestic Price Index ("IPIM") published by INDEC, it postpones the approval of this periodic adjustment methodology.

Finally, it establishes the investment plan, totaling Ps. 279,107,575 (at June 2024 currency), the "Five-Year Investment Plan," and the operating expenses for the five-year period 2025–2030. The execution of this plan will be controlled by ENARGAS in accordance with a procedure established by them.

20.COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of March 31, 2025, tgs’ common stock was as follows:

tgs's shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADSs”) (registered in the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)Acquisition of treasury shares

During the three-month period ended March 31, 2025, the Company has not acquired treasury shares.

As of March 31, 2025, the Company holds 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 80,431,100 and the Additional paid-up capital amounted to Ps. 23,332,351, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c and e of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

For further information on the decision taken by the Shareholders' Meeting regarding the treasury shares in the portfolio, see Note 26 – Subsequent events to these Condensed Interim Consolidated Financial Statements.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2025 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claim and other matters” to the Consolidated Financial Statements as of December 31, 2024.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the three-month periods ended March 31, 2025 and 2024 were Ps. 2,755,438 and Ps. 1,398,005, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of March 31, 2025 and December 31, 2024 is as follows:

As of March 31, 2025 and December 31, 2024, tgs has a balance of Ps. 21,313,493 and Ps. 22,225,723 corresponding to Dollar linked notes issued by CT Barragán S.A. and Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the three-month periods ended March 31, 2025 and 2024 is as follows:

Three-month period ended March 31, 2025:

Additionally, during the three-month period ended March 31, 2025, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 21,083,558 which are activated within the balance of advances to suppliers.

Three-month period ended March 31, 2024:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

TGU (liquidated):

TGU was a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS held 49% of its common stock and Pampa Energía the remaining 51%.

On December 26, 2024, the TGU board decided to dissolve and liquidate said company.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), currently Energía Argentina S.A. (“ENARSA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

24.CLIMATE EVENT AT GENERAL CERRI COMPLEX

On March 7, 2025, unprecedented heavy rainfall—the most extreme in the last 100 years—was recorded in the city of Bahía Blanca and adjacent areas, causing flooding across all urban and surrounding regions (the "Event").

The Event led to the overflow of the Saladillo García stream, which flooded the Cerri Complex, halting liquid production and partially affecting natural gas transportation services. It is also worth noting that the external electrical distribution system, as well as the Complex's electrical generation and distribution facilities, were affected.

The natural gas transportation service was gradually restored by March 24, 2025, without having a significant impact on revenues for the Natural Gas Transportation business segment.

Regarding the Liquids Production and Commercialization segment, operations were suspended between March 7, 2025, to mid-April. As of today, we continue prioritizing the safety of operations, and the reactivation of processing and the production of liquids has begun gradually and partially. This procedure follows the infrastructure set up, starting with the stabilization of external electricity supply, which has been fully resolved. Currently, tgs continues the recovery efforts of the damaged equipment and is focused on fully restoring the plant operations in the short term to reach optimal product stock levels.

The Company is currently evaluating the full impact of these events. In the three-month period ended March 31, 2025, the Company recorded a loss of Ps. 14,058,432, corresponding to expenses related to the event and impairment charges for materials and other property, plant, and equipment (the latter amounting to Ps. 10,903,773). At this stage, the final cost of the event has not yet been determined. For reference, the average standard daily liquids production from January to March amounts to approximately 3,400 tons.

It is worth noting, that the Company has coverage for property damage and business interruption, which is subject to the terms and conditions of insurance policies and applicable sublimits. The property damage deductible amounts to US$1 million, while the business interruption coverage includes a 60-day waiting period for the Liquids Production and Commercialization segment. The Company has initiated negotiations with insurers, and is still in the preliminary stages, and thus, it is premature to determine the estimated recovery amount and collection date.

25.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of May 8, 2025, supporting and management documentation related to open tax periods is safeguarded by Bank S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garin, Province of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

26.SUBSEQUENT EVENTS

There are no other significant subsequent events that occurred between the closing date of the period and the authorization (issuance) of these Interim Condensed Consolidated Financial Statements, other than those already set out above and what is set out below:

Decisions adopted by the Annual Ordinary, Extraordinary and Special Shareholders´ Meeting of April 30, 2025 (“the 2025 Shareholders´ Meeting”).

The 2025 Shareholders´ Meeting resolved, among others, the following:

•The increase in the Legal Reserve of Ps. 20,094,173.

•Established a reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”) for Ps. 1,553,523,353; and delegate its total or partial distribution to the Board of Directors, until the Shareholders´ Meeting that considers the Financial Statements as of December 31, 2025, according to the destination, opportunity and amount determined by the same based on what was approved by the Assembly, in accordance with the criteria of prudent administration as established by the applicable regulations, and considering for this purpose the economic-financial situation of the Company and its future prospects.

•The reduction of the share capital by 41,734,225 Class B shares, with a par value of $1 each and the right to one vote per share. This capital reduction was carried out by canceling the 41,734,225 shares in the portfolio with a par value of Ps. 41,734 and an acquisition cost of treasury shares in the portfolio of Ps. 80,431,100. Following this reduction, tgs' share capital consisted of 752,761,058 shares with a par value of $1 each and the right to one vote per share.

The table below shows the shareholding composition of the Company after the aforementioned capital reduction:

Holder	Number of shares	Class	% of share capital
CIESA	405,192,594	A	53.83
ANSES	190,685,633	B	25.33
Public offer	156,882,831	B	20.84
Total	752,761,058

•The 2025 Shareholders´ Meeting also ordered the consequent amendment of the Company's bylaws in order to give effect to the aforementioned capital reduction.

As of the date of issuance of these Condensed Interim Consolidated Financial Statements, both the capital reduction and the bylaw reform are in the process of being registered with the CNV and the IGJ.

          Luis Fallo

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 19, 2025